UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33300262539

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Tele Norte Leste Participações S.A. (the “Company”), in furtherance of the information released in the Notice to Sharholders published on February 21, 2011, notifies its shareholders and the market that the exercise period for its shareholders to exercise their preemptive rights to subscribe for shares relating to the capital increase approved by the Company’s Board of Directors on February 17, 2011 (the “Capital Increase”) ended on March 24, 2011.

During the above-referenced exercise period, in connection with their preemptive rights, shareholders subscribed for 56,314,613 common shares and 58,606 preferred shares of the Company, at the issuance price of R$38.55 per common share and R$28.27 per preferred share, for an aggregate amount of R$2,172,585,122.77.

In addition, during that same period, 102,473 common shares and 28,350,569 preferred shares were subject to firm requests to subscribe for unsubscribed shares, for an aggregate amount of R$805,420,919.78.

As such, considering the exercise of the preemptive rights to subscribe for shares and the firm requests to subscribe for unsubscribed shares, a total of 56,417,086 common shares and 28,409,175 preferred shares were subscribed for, resulting in a total increase of R$2,978,006,042.55, which exceeds the minimum amount and represents 24.81% of the maximum amount of the approved Capital Increase.

Considering that the number of unsubscribed shares subject to firm requests was lower than the number of unsubscribed shares available, all of the firm requests to subscribe for unsubscribed shares were granted. The subscription receipts for shares subscribed for pursuant to the exercise of preemptive rights will be available for trading on this date. The subscription receipts for shares subject to firm requests to subscribe for unsubscribed shares will be available for trading on March 29, 2011.

The subscription receipts will be substituted for shares pursuant to each shareholder’s custody arrangement up to five business days following the ratification of the partial capital increase.

The minimum subscription amount having been met, the Company’s Board of Directors will meet on March 28, 2011 to partially ratify the Capital Increase. The Company will publish a new notice to shareholders revealing the results of such meeting and disclose other information relating to the Capital Increase.

Any requests for clarification may be obtained at the Company’s Investor Relations website (www.oi.com.br/ri) or by telephone: (21) 3131-4513, fax: (21) 3131-3253 or email: relacoescomacionistas@oi.net.br.

Rio de Janeiro, March 25, 2011.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Julio Cesar Fonseca
Name: Julio Cesar Fonseca
Title: Officer

By:	/s/ Maxim Medvedovsky
Name: Maxim Medvedovsky
Title: Officer